EXHIBIT 12.1

LTC PROPERTIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in Thousands)

(unaudited)

	Year Ended					Quarter Ended 3/31/2003
	1998	1999	2000	2001	2002
Earnings
Income before minority interests and other	$46,458	$29,504	$29,284	$5,246	$19,447	$4,205
Add: Fixed charges	23,682	22,813	28,165	22,718	22,941	5,513
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—
Less:
Capitalized interest	—	—	—	—	—	—
Minority interest expense in consolidated Subsidiaries	(1,415)	(1,018)	(982)	(973)	(1,308)	(321)
Minority interest in pre-tax income of equity investees that have not incurred fixed charges	—	—	—	—	—	—

Total Earnings	68,725	51,299	56,467	26,991	41,080	9,397

Fixed Charges
Interest expense (includes amortization of debt issue costs)	22,267	21,795	27,183	21,745	21,633	5,192
Estimated interest in rental expense	—	—	—	—	—	—
Minority interest expense in consolidated Subsidiaries	1,415	1,018	982	973	1,308	321

Total Fixed Charges	23,682	22,813	28,165	22,718	22,941	5,513

Preferred Dividends	$12,896	$15,087	$15,087	$15,077	$15,042	$3,761

Ratio of earnings to fixed charges	2.90x	2.25x	2.00x	1.19x	1.79x	1.70x
Ratio of earnings to combined fixed charges and preferred dividends	1.88x	1.35x	1.31x	0.71x	1.08x	1.01x